Exhibit 99.2

EUDA Health Holdings Limited Has Regained Compliance with Nasdaq Capital Market’s Continued Listing Requirements After receipt of Nasdaq Notification Regarding Minimum Market Value Deficiency

Singapore. January 16, 2024 (Globe Newswire) - As previously disclosed, EUDA Health Holdings Limited (“EUDA” and the “Company”) received a written notice from Nasdaq on January 9, 2024 indicating that the Company had failed to maintain a minimum market value of listed securities of $35 million over the previous 30 consecutive business days (the “MVLS Requirement”) as required by the Nasdaq Listing Rule 5550(b)(2).

On January 16, 2024, the Company received a written notice from Nasdaq stating that the Company’s Market Value of Listed Securities has been $35 million or greater for ten consecutive business days from January 2 to January 16, 2024, and therefore the Company has regained compliance with the MVLS requirement for continued listing on the Nasdaq Capital Market.

For investor and media inquiries, please contact:

Dr. Kelvin Chen

Chief Executive Officer

EUDA Health Holdings Limited

kelvin@euda.com